FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   4 May 2007


                               File no. 0-17630


                                   Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition



N      E      W      S                R      E      L      E      A      S     E


                                                                     May 4, 2007


                 CRH controls 99.49% of the Getaz Romang shares


CRH plc, the international building materials group, announced today that at the end of the public tender offer acceptance period for Getaz Romang Holding, which expired on 3 May 2007, 99.24% of the publicly outstanding shares had been notified for acceptance. Taking into account the shares purchased by CRH in the marketplace prior to the publication of the offer, the shares conditionally purchased from Messrs. Miauton and Mottier and the shares held in treasury, subject to the remaining conditions to the offer being fulfilled or waived, CRH will control 99.49% of the share capital of Getaz Romang. Settlement and completion is expected before the end of May.

CRH intends to petition for the invalidation of the remaining publicly held shares of Getaz Romang in compliance with the Swiss takeover rules. CRH further intends to delist Getaz Romang from the Swiss Stock Exchange.


Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

           E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
                    42 Fitzwilliam Square, Dublin 2, Ireland





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  4 May 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director